Exhibit 99.1

BioNTech Clinical Data at ELCC 2026 Highlight Potential of
Differentiated Late-Stage Portfolio in Lung Cancer

•Presentations showcase progress in BioNTech’s late-stage lung cancer programs, reinforcing the potential of the Company’s differentiated portfolio spanning immunomodulators, antibody-drug conjugates, mRNA cancer immunotherapies, and their combinations
•Data updates for pumitamig, a PD-L1xVEGF-A bispecific immunomodulator, from three clinical trials conducted in China further strengthen the evidence supporting its previously observed efficacy and safety profile in lung cancer
•Results of stage 1 from the global Phase 3 PRESERVE-003 clinical trial of gotistobart showed clinically meaningful survival outcomes and antitumor activity compared to the current standard of care in second-line or later therapy of squamous non-small cell lung cancer

MAINZ, Germany, March 24, 2026 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) will present data from its diversified portfolio in the field of lung cancer at the European Lung Cancer Congress (“ELCC”) held in Copenhagen, Denmark, from March 25-28, 2026. The data updates covered in both oral and poster presentations highlight progress across late-stage immunomodulator candidates pumitamig and gotistobart, as well as antibody-drug conjugate (“ADC”) programs, across various lung cancer subtypes and lines of treatment. BioNTech’s clinical portfolio encompasses both monotherapies and combinations with standard of care treatments, as well as novel-novel combination regimens aimed at delivering differentiated therapeutic profiles for the treatment of patients with lung cancer across all stages of the disease.

“The data we will present at this year’s ELCC further define the potential of our late-stage portfolio in lung cancer. With updates on pumitamig and gotistobart, as well as first clinical data for our HER3-targeted ADC, we continue to advance differentiated treatment approaches across lung cancer settings while building the clinical evidence to guide their further development,” said Prof. Özlem Türeci, M.D., Co-Founder and Chief Medical Officer at BioNTech. “Our aim is to offer patients with lung cancer transformative treatment options that help provide meaningful long-term benefit across all stages of the disease.”

Highlights of BioNTech’s lung cancer programs to be presented at ELCC 2026:

Pumitamig (BNT327/BMS986545) – a bispecific immunomodulator candidate combining PD-L1 checkpoint inhibition and VEGF-A neutralization, developed in collaboration with Bristol Myers Squibb Company (“BMS”):

•1L ES-SCLC: Updated follow-up data from a single-arm Phase 2 clinical trial (NCT05844150) conducted in China continued to show encouraging preliminary antitumor activity and survival outcomes, together with a manageable tolerability profile for pumitamig plus chemotherapy as first-line therapy in patients with extensive-stage small cell lung cancer (“ES-SCLC”), an aggressive subtype of lung cancer. The data support the ongoing pivotal global Phase 3 ROSETTA Lung-01 clinical trial (NCT06712355) in first-line ES-SCLC.

•1L NSCLC: New findings from a Phase 1b/2a clinical trial (NCT05918445) conducted in China showed preliminary antitumor activity irrespective of PD-L1 expression levels and a manageable safety profile for pumitamig as first-line monotherapy in both squamous and non-squamous advanced non-small cell lung cancer (“NSCLC”). The results complement the ongoing global Phase 2/3

ROSETTA Lung-02 clinical trial (NCT06712316) evaluating the combination of pumitamig with chemotherapy in first-line NSCLC.

•EGFR-mutant NSCLC: Data from a Phase 2 clinical trial (NCT05756972) conducted in China showed clinically meaningful survival outcomes and a manageable safety and tolerability profile for pumitamig combined with chemotherapy in patients with EGFR-mutant advanced or metastatic NSCLC, regardless of PD-L1 expression level. These data highlight its potential in patients progressing on EGFR tyrosine kinase inhibitors.

Gotistobart (BNT316/ONC-392) – a tumor microenvironment-selective regulatory T cell depletion candidate targeting CTLA-4 and developed in collaboration with OncoC4, Inc. (“OncoC4”):

•2L+ squamous NSCLC: Data from the non-pivotal, dose-confirmation stage 1 portion of the global Phase 3 PRESERVE-003 clinical trial (NCT05671510) showed clinically meaningful antitumor activity, an overall survival benefit with a 54% reduction in the risk of death compared with standard of care chemotherapy, and a manageable safety profile for gotistobart in patients with squamous NSCLC who have progressed on prior immunotherapy plus chemotherapy. The pivotal stage of the Phase 3 clinical trial is ongoing.

BNT326/YL202 – a HER3-targeted ADC candidate developed in collaboration with MediLink Therapeutics (Suzhou) Co., Ltd. (“MediLink”):

•NSCLC: First clinical data from the NSCLC cohort of a Phase 2 clinical trial with BNT326/YL202 (NCT06107686) conducted in China showed antitumor activity and a favorable safety profile in patients with advanced or metastatic NSCLC who progressed after standard of care therapy. The findings support the ongoing Phase 1b/2 clinical trial (NCT07070232) evaluating the novel combination of pumitamig and BNT326/YL202.

Lung cancer is among BioNTech’s tumor focus areas, as the Company aims to address the significant unmet medical needs in the treatment of patients with lung cancer. BioNTech is advancing a diversified and robust clinical development approach in lung cancer spanning investigational next-generation immunomodulators, antibody-drug conjugates, mRNA cancer immunotherapies, and their combinations. With 16 ongoing clinical trials across various lung cancer subtypes and lines of treatment, including four ongoing pivotal Phase 3 clinical trials and five ongoing novel-novel combination trials, BioNTech is focused on developing innovative approaches to address the challenges of lung cancer treatment from early to late-stage conditions.

The abstracts are available on the ELCC Congress website. Click here for further information on BioNTech’s lung cancer portfolio.

Full presentation details:

Medicine	Abstract Title	Abstract Number/Presentation Details
Pumitamig	First-Line Pumitamig (PD-L1 × VEGF-A bsAb) Monotherapy in PD-L1+ Non-Squamous and Squamous Non-Small Cell Lung Cancer: Data from a Phase 1b/2a Trial in China	Abstract #69P Poster March 27, 2026; 1:00 – 2:00pm CET
Progression-Free Survival and Overall Survival with Pumitamig (PD-L1 × VEGF-A bsAb) Plus Chemotherapy in Patients With EGFR-Mutated Advanced Non-Small Cell Lung Cancer Following Progression with EGFR TKI in China: Phase 2 Study Results
Abstract #21P Poster March 27, 2026; 1:00 – 2:00pm CET
	Phase 2 Study of First-Line Pumitamig (PD-L1 × VEGF-A bsAb) Plus Chemotherapy for Extensive-Stage Small-Cell Lung Cancer (ES-SCLC): Updated Efficacy and Safety Results	Abstract #426P Poster March 26, 2026; 1:00 – 2:00pm CET
ROSETTA Lung-01: A Phase 3, Two-Stage Trial of Pumitamig, a PD-L1 × VEGF-A Bispecific Antibody, Plus Chemotherapy Versus Atezolizumab + Chemotherapy as First-Line Treatment in Patients with Extensive-Stage Small Cell Lung Cancer
Abstract #439TiP Poster March 26, 2026; 1:00 – 2:00pm CET
ROSETTA Lung-02: A Global Phase 2/3, Randomized, Open-Label Trial of Pumitamig, a PD-L1 × VEGF-A Bispecific Antibody, in Combination with Chemotherapy in Patients (pts) With First-Line Non-Small Cell Lung Cancer
Abstract #149TiP Poster March 27, 2026; 1:00 – 2:00pm CET
Gotistobart	Anti-Tumor Activity of Gotistobart Compared to Docetaxel in Patients with Metastatic Squamous Non-Small Cell Lung Cancer (sqNSCLC) Progressing on PD-(L)1 Inhibitors: Stage 1 PRESERVE-003 Phase 3 Trial	Abstract #3O Proffered paper session March 27, 2026; 3:35 – 3:45pm CET
BNT326/YL202	First Disclosure of Efficacy and Safety Data for YL202/BNT326 (HER3 ADC) From a Phase 2 Trial in Patients (pts) with Non-Small Cell Lung Cancer (NSCLC)	Abstract #11MO Mini oral session March 27, 2026; 09:15 – 09:20am CET
	BNT326-02: A Phase 1b/2 Trial of BNT326/YL202 (HER3 ADC) with Pumitamig (PD-L1 × VEGF-A bsAb) in Non-Small Cell Lung Cancer (NSCLC)	Abstract #6147TiP Poster March 27, 2026; 1:00 – 2:00pm CET

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: the initiation, timing, progress and results of BioNTech’s research and development programs in oncology, including the targeted timing and number of additional potentially registrational trials; BioNTech’s and its collaborators’ current and future preclinical and clinical trials in oncology, including the bispecific immunomodulator candidate pumitamig (BNT327/BMS986545) in multiple indications, the investigational anti-CTLA-4 antibody gotistobart (BNT316/ONC-392) in multiple indications, and the HER3-targeted ADC candidate BNT326/YL202 as monotherapy and in combination with pumitamig in NSCLC; the nature and characterization of and timing for release of clinical data across BioNTech’s platforms, which is subject to peer review, regulatory review and market interpretation; the planned next steps in BioNTech’s pipeline programs, including, but not limited to, statements regarding timing or plans for initiation or enrollment of clinical trials, or submission for and receipt of product approvals and potential commercialization with respect to BioNTech’s product candidates; the ability of BioNTech’s mRNA technology to demonstrate clinical efficacy outside of BioNTech’s infectious disease platform; and the potential safety and efficacy of BioNTech’s product candidates. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the ability to produce comparable clinical results in future clinical trials; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; discussions with regulatory agencies regarding timing and requirements for additional clinical trials; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; the impact of tariffs and escalations in trade policy; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the period ended December 31, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Media Relations
Jasmina Alatovic
Media@biontech.de

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de
5